EXHIBIT 99.1

Precision Drilling Corporation Announces Change to Board

CALGARY, Alberta, July 13, 2026 (GLOBE NEWSWIRE) -- Precision Drilling Corporation announced today that Alice Wong has advised the Company that she will step down from the Board of Directors, effective immediately.

Ms. Wong has served as a director since 2024 and has been a member of the Audit Committee, the Human Resources and Compensation Committee, and the Health, Safety, Environment Council.

“We sincerely thank Alice for her dedicated service to the Company and our shareholders,” said Steven W. Krablin, Chairman of the Board. “Throughout her years on our Board, she consistently brought integrity, sound judgment, and a genuine commitment to the long-term success of our Company. We appreciate her contributions and wish her continued success.”

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, rental equipment and camps all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com